Exhibit 99.1

S&P improves outlook on FCA N.V.’s rating

S&P Global Ratings today affirmed its rating on FCA N.V.’s long-term debt at “BB” and raised the outlook to positive from stable.

The short-term rating was confirmed at “B”.

London, September 1, 2017

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